Filed by American Water Works Company, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Essential Utilities, Inc.

Commission File No.: 001-06659

Date: August 13, 2026

The following article, which includes references to the merger between American Water Works Company, Inc. (“American Water”) and Essential Utilities, Inc. (“Essential Utilities”), was first published online by The Wall Street Journal on August 12, 2026.

American Water CEO: Bringing Solutions to Water Challenges

As water utilities face massive infrastructure needs, fragmented markets, and emerging risks, CEO John Griffith applies a disciplined approach to growth and long-term planning

The U.S. water sector stands at a critical juncture. Recent research by Deloitte highlights fundamental uncertainties facing the industry, from sector consolidation, rising costs, and a workforce shortage, to emerging challenges in water quality, advancements in technology, cyber threats, and aging infrastructure.

To John Griffith, President and CEO of American Water—the nation’s largest regulated water and wastewater utility—perhaps the biggest challenge the sector faces is massive underinvestment, which has led to aging, increasingly vulnerable infrastructure. Under his leadership, the company has targeted executing 20 to 30 acquisitions annually while planning as much as $48 billion in infrastructure investment over the next decade.

Griffith is deeply experienced in the utility sector, with a career in utility M&A that included serving as an advisor to American Water before joining the company as CFO in 2022. He discusses his perspective on the future of water and how he is positioning American Water as a solutions provider in the U.S. regulated utility sector, with Dmitriy Borovik, Deloitte’s US Water Practice leader, and Durgesh Tiwari, a Deloitte Consulting LLP principal.

What drew you to the water sector?

I was drawn by the uniqueness of water as an essential service. We drink it, cook with it, bathe in it, and water our grass with it. The strength of mission that drives our workforce is remarkable. Utility workers are special. I see it in our company every single day. People care deeply about the services we provide and how we provide them.

Part of my job is to make sure our people have the resources they need to carry out that mission-critical work so we can be the best-in-class provider in the country.

What do you see as the major challenges facing the sector?

There’s a long list of challenges for water utilities—adequacy of water resources, source water protection, emerging contaminants, cybersecurity, aging workforce, storm events, supply chain disruptions. The list goes on. Hopefully all those aren’t happening at the same time, but they happen eventually.

The water sector is massively under-invested in our country. Good infrastructure is critical to economic vitality, and while water bills are typically among the lowest of all utility bills, we recognize the importance of affordability and are focused on this in a multitude of ways.

Many small utilities, and municipal utilities in particular, have limited resources and scale, which leads to risk. Too often, capital is limited, investment and maintenance are deferred, and planning is based on routine operations, with limited bandwidth for risk planning.

How do you see the sector changing over the next 10 to 20 years?

It may sound odd given we’re in such a rapidly changing technology environment, but I think in 20 years the sector will look more like it does today than not. I don’t see a lot of room for substitution in terms of providing our basic services. It’s water treatment, delivery pipes to homes and businesses, and treatment of wastewater in an environmentally responsible way.

With our size and keen focus, we are proud of our operating metrics and water quality and our ability to help drive improvement in this sector. We expect to see continued consolidation over the coming decades, so that communities across the country can continue to thrive and grow, which requires healthy operating infrastructure.

Additionally, upstream water supply and scarcity in parts of the country is an emerging issue. We’re developing a desalination facility in California. Even in places where you don’t think a lot about water scarcity, drought conditions are increasingly persistent.

We’re always looking at emerging contaminants that aren’t regulated today. PFAS (polyfluoroalkyl substances, sometimes called ‘forever chemicals’) is an area getting a great deal of attention right now, in addition to microplastics and others. After that, there will be others. Continuing to improve standards around treatment will be important. A lot of people don’t trust tap water for drinking, often in economically challenged communities, so people resort to bottled water, which is an unnecessary expense when accumulated over the course of a year.

At the end of the day, people need delivery of clean water. That’s fundamental.

What are key elements of your strategy?

Our strategy is simple—we strive to deliver world class water and wastewater service for the benefit of our customers and owners, in partnership with our regulators, led by our well-trained workforce. Our operating footprint requires on-going investment in our systems every day, which drives customer satisfaction and financial growth. In addition to this organic growth, we acquire smaller water and wastewater systems every year, most of which are municipally owned. We’re well-positioned to make acquisitions, given the fragmentation that exists in the water industry that doesn’t exist in the electric and gas industries.

There are tens of thousands of municipal systems across our country, many of which are not equipped to handle emerging issues or don’t have access to funding to keep their physical plant in good working condition. We bring investment and operations excellence to those communities. We get very excited about solving problems, upgrading service, and becoming part of the fabric of the community. Communities can’t grow without good working infrastructure.

We’ve made a couple of strategic decisions for our acquisitions program. One is our goal of growing our customer base through acquisitions by at least 2% every year, so investors view this growth as locked in. Another is our “Goldilocks strategy” in terms of acquisition size—not too big, not too small. This means we make 20 to 30 acquisitions every year across our footprint to meet our customer growth goal. We think this is the right, risk-adjusted way to grow.

What capabilities does scale give you to meet these challenges?

Today we serve 14 million people in 14 states across the country, and we are positioned to grow larger with the proposed Essential Utilities merger, which we expect to close in the first quarter of next year. With that scale comes operating and engineering capability and financial strength, which positions us to meet the challenges ahead and continue to maintain affordability for our customers.

Scale allows us to anticipate and plan for how to tackle challenges more efficiently. Think about PFAS as an example. While many utilities haven’t yet addressed how they’re going to meet the U.S. Environmental Protection Agency rules that are now in place, we’ve evaluated and picked technologies, lined up our supply chain and engineering for treatment, and begun construction in multiple locations. We’ve been remediating PFAS already in certain locations, which gives us helpful experience for putting future remediation in place.

Similarly, when you think about opportunities like integrating AI into the business or challenges like cybersecurity, our scale gives us the ability to have people who specialize in these areas to help us drive our thinking.

Another capability is attracting the lowest cost capital to fund this mission. Being a large investor-owned utility with broad access to capital markets allows us to source competitive capital when we need it, helping to keep service affordable for customers. Our plan calls for us to invest almost $50 billion over the next decade. Most of that investment will go into basic infrastructure renewal: water and wastewater treatment and pipes, including resiliency projects.

How does risk management inform your strategy?

We take a long-term view of our business and customer obligations, which includes recognizing that risk events will happen and do happen. Enterprise Risk Management (ERM) is a key component of our long-term planning. This requires a concerted effort not only to identify and understand potential risks, but also to operationalize risk planning and mitigation. The collaboration between our ERM team and our corporate functions and operations goes a long way to making ERM part of the culture at American Water.

We also view ERM as an enabler of our strategic priorities and long-term growth. Our focus on disciplined execution and effective risk management positions us to deliver sustainable value over time. The proposed Essential Utilities merger illustrates this approach, where combined capabilities, scale, and expertise can enhance both sustainable growth and affordability for customers.

What’s your leadership philosophy?

My father was an army officer, so I grew up in that background. I had the opportunity to see a lot of good leadership and interact with a lot of different people, which was very formative for me.

Professionally, I spent a lot of my career in mergers and acquisitions. When you’re doing M&A, the client is heavily reliant on your advice, and I learned that there’s nothing more important than earning that trust.

My leadership style is collaborative. My relationship with our Chief Operating Officer, Cheryl Norton, is a good example. Cheryl has tremendous credibility internally, having been here for almost 40 years and leading teams for much of that time. I know I can rely on Cheryl’s operating judgment and experience. At the same time, I bring a strategy and finance background that complements Cheryl’s operations-focused view. In my view, having a diversity of experiences and perspectives on my management team is healthy as we drive the company forward. It’s very important for our organization to see that our decision-making is based on merits and driving toward our mission.

What advice would you give next generation leaders?

Being a leader requires a fundamental amount of accomplishment in whatever field you’re in, so you have to continuously invest in yourself. Do your job well, keep learning, and treat people with respect. You can’t know everything, which means it’s critical to have good people around you. It’s important to have a very clear vision of the company’s long-term mission, as this will drive decision-making, especially necessary for bigger strategic decisions. And finally, when people see their leaders driving towards the mission, and genuinely communicating the mission, this is empowering and motivating for the workforce.

Abstract:

The U.S. water sector is massively under-invested, says American Water’s John Griffith, who explains how scale, risk management, and a mission-driven workforce tackle challenges from PFAS to aging pipes.

Categories:

Business Strategy, Leadership

Disclaimer

This article is part of an ongoing series of interviews with executives. The executives’ participation in this article is solely for educational purposes based on their knowledge of the subject and the views expressed by them are solely their own. This article should not be deemed or construed to be for the purpose of soliciting business for any of the companies mentioned, nor does Deloitte advocate or endorse the services or products provided by these companies.

This publication contains general information only and Deloitte is not, by means of this publication, rendering accounting, business, financial, investment, legal, tax, or other professional advice or services. This publication is not a substitute for such professional advice or services, nor should it be used as a basis for any decision or action that may affect your business. Before making any decision or taking any action that may affect your business, you should consult a qualified professional advisor.

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Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this communication are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words with prospective meanings such as “intend,” “plan,” “estimate,” “believe,” “anticipate,” “expect,” “predict,” “project,” “propose,” “assume,” “forecast,” “outlook,” “future,” “likely,” “pending,” “goal,” “objective,” “potential,” “continue,” “seek to,” “may,” “can,” “will,” “should” and “could,” or the negative of such terms or other variations or similar expressions. Forward-looking statements may relate to, among other things: statements about the benefits of the proposed merger, including future financial and operating results; the parties’ respective plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the merger and related transactions; the results of any strategic review; expected synergies of the proposed merger; the timing and result of various regulatory proceedings related to the proposed merger, and other general rate cases, filings for infrastructure surcharges and other governmental agency authorizations and proceedings, and filings to address regulatory lag; the combined company’s ability to execute its current and long-term business, operational, capital expenditures and growth plans and strategies; the amount, allocation and timing of projected capital expenditures and related funding requirements; the future impacts of increased or increasing transaction and financing costs associated with the proposed merger or otherwise, as well as inflation and interest rates; each party’s ability to finance current and projected operations, capital expenditure needs and growth initiatives by accessing the debt and equity capital markets and sources of short-term liquidity; impacts of the proposed merger on the future settlement or settlements of a party’s forward sale agreements, including potential adjustments to the forward sale price or other economic terms thereunder, and the amount of and the intended use of net proceeds from any such future settlement or settlements; the outcome and impact on other governmental and regulatory investigations; the filing of class action lawsuits and other litigation and legal proceedings related to the proposed merger; the ability to complete, and the timing and efficacy of, the design, development, implementation and improvement of technology and other strategic initiatives; each party’s ability to comply with new and changing environmental regulations; regulatory, legislative, tax policy or legal developments; and impacts that future significant tax legislation may have on each such party and on its business, results of operations, cash flows and liquidity.

These forward-looking statements are predictions based on currently available information, the parties’ current respective expectations and assumptions regarding future events that American Water Works Company, Inc. (“American Water”) and Essential Utilities, Inc. (“Essential Utilities”) believe to be reasonable. They are not, however, guarantees or assurances of any outcomes, performance or achievements, and readers are cautioned not to place undue reliance upon them. You should not regard any forward-looking statement as a representation or warranty by American Water, Essential Utilities or any other person that the expectation, plan or objective expressed in such forward-looking statement will be successfully achieved in any specified time frame, or at all. The forward-looking statements are subject to a number of estimates and assumptions, and known and unknown risks, uncertainties and other factors. Actual results may differ materially from those discussed in the forward-looking statements included in this communication as a result of the factors discussed in American Water’s Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission (the “SEC”) on February 18, 2026 (available at: ir.amwater.com), Essential Utilities’ Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on February 26, 2026 (available at: essential.co), and each party’s other filings with the SEC, and additional risks and uncertainties, including with respect to (1) the parties’ ability to consummate the proposed merger pursuant to the terms of the definitive merger agreement or at all; (2) each party’s requirement to obtain required governmental and regulatory approvals required for the proposed merger (and/or that such approvals may result in the imposition of burdensome or commercially undesirable conditions, including required dispositions, that could adversely affect the combined company or the expected benefits of the proposed merger); (3) an event, change or other circumstance that could give rise to the termination of the merger agreement; (4) the failure to satisfy or waive a condition to closing of the proposed merger on a timely basis or at all; (5) a delay in the timing to consummate the proposed merger; (6) the failure to integrate the parties’ businesses successfully; (7) the failure to fully realize benefits, efficiencies and cost savings from the proposed merger or that such benefits, efficiencies and cost savings may take longer to realize or be more costly to achieve than expected; (8) negative or adverse impacts of the announcement of the proposed merger on the market price of American Water’s or Essential Utilities’ common stock; (9) the risk of litigation, legal proceedings or other challenges related to the proposed merger; (10) disruption from the proposed merger making it more difficult to maintain relationships with customers, employees, contractors, suppliers, regulators, vendors, elected officials, governmental agencies, or other stakeholders; (11) the diversion of each party’s management’s time and attention from ongoing business operations and opportunities of such party on merger-related matters; (12) the challenging macroeconomic environment, including disruptions in the water and wastewater utility industries; (13) the ability of each party to manage its respective existing operations and financing arrangements on favorable terms or at all, including with respect to future capital expenditures and investments, operations, and maintenance costs; (14) changes in environmental laws and regulations regarding each party’s respective operations that may adversely impact such party’s businesses or increase the cost of operations; (15) changes in each party’s key management and personnel; (16) changes in tax laws that could adversely affect beneficial tax treatment of the proposed merger; (17) regulatory, legislative, local or municipal actions affecting the water and wastewater industries, which could adversely affect the parties’ respective utility subsidiaries; and (18) other economic, business and other factors, including inflation, interest rate fluctuations or tariffs. The foregoing factors should not be construed as exhaustive.

These forward-looking statements are qualified by, and should be read together with, the risks and uncertainties set forth above and the risk factors included in American Water’s and Essential Utilities’ respective annual and quarterly reports as filed with the SEC and in the definitive joint proxy statement/prospectus, as filed with the SEC on December 31, 2025 (available at: https://www.sec.gov/Archives/edgar/data/1410636/000119312525337598/d15683d424b3.htm), and readers should refer to such risks, uncertainties and risk factors in evaluating such forward-looking statements. Any forward-looking statements speak only as of the date this communication is first used or given. Neither American Water nor Essential Utilities has any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except as otherwise required by the federal securities laws. New factors emerge from time to time, and it is not possible for American Water or Essential Utilities to predict all such factors. Furthermore, it may not be possible to assess the impact of any such factor on American Water’s or Essential Utilities’ businesses, viewed independently or together, or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

Proposed Merger

For additional information regarding the proposed merger, please see American Water’s registration statement on Form S-4 (Registration No. 333-292182), which was declared effective by the SEC on December 30, 2025, and the other documents that American Water or Essential Utilities has filed or may file with the SEC.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.